UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                                  NORTEK, INC.
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
                Special Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   65655910
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                                 (CUSIP Number)


Richard L. Bready    COPY TO:  Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.               Ropes & Gray
50 Kennedy Plaza               One International Place
Providence, RI 02903           Boston, MA 02110
(401) 751-1600                 (617) 951-7000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 17, 1999
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           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 65655910

1.         Names of Reporting Persons I.R.S. Identification Nos.
    of Above Persons (entities only)

    Richard L. Bready
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2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
      (a)
      (b)

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3.     SEC Use Only
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4.    Source of Funds (See Instructions)

      PF
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5.  Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items2(d)
    or 2(e)

      [   ]
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6.    Citizenship or Place of Organization

      U.S.A.
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Number of       7.  Sole Voting Power
Shares Bene-        408,150 shares of Common Stock
ficially            797,031 shares of Special Common Stock
Owned by
Each Report-    8.  Shared Voting Power
ing Person          236,800 shares of Common Stock
With                46,263 shares of Special Common Stock

                9.  Sole Dispositive Power
                    408,150 shares of Common Stock
                    797,031 shares of Special Common Stock

               10.   Shared Dispositive Power
                     236,800 shares of Common Stock
                     46,263 shares of Special Common Stock

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      408,150 shares of Common Stock
      797,031 shares of Special Common Stock
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                    [X]
      The amount set forth in row (11) excludes 236,800 shares of Common Stock and 46,263 shares of Special Common Stock of which Bready disclaims beneficial ownership.
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13.   Percent of Class Represented by Amount in Row (11)

      9.85% of Common Stock (including the Special Common Stock in the calculations) 80.123% of Special Common Stock
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14.   Type of Reporting Person (See Instructions)

      IN
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Item 1.  Security Issuer.

      The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock") and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

Item 2.  Identity and Background.

      (a) The person filing this statement is Richard L. Bready (hereinafter, "Bready" or the "Reporting Person").

      (b)  Bready's  business  address  is  Nortek,   Inc.,  50  Kennedy  Plaza,
Providence, Rhode Island 02903.

      (c) Bready's present principal employment is as chairman and chief executive officer of the Issuer.

      (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Bready is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      The shares of Common Stock and Special Common Stock were acquired with personal funds of Bready or were acquired through the exercise of options held by Bready which were paid for with personal funds of Bready or the delivery of Common Stock held by Bready. On February 17, 1999 Bready was granted an option to purchase shares of Special Common Stock, of which 37,500 shares were immediately exercisable.

Item 4.  Purpose of Transaction.

      The Reporting Person has no present plans or proposals which related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a-b) As of the close of business on February 17, 1999, Bready directly owned (x) 797,031 shares of Special Common Stock (including 423,849 such shares that Bready has a right to acquire pursuant to certain employee stock options) and (y) 408,150 shares of Common Stock (including 100,000 such shares that Bready has a right to acquire pursuant to certain employee stock options). These shares represent 9.85% of all outstanding shares (Common Stock and Special Common Stock taken as a group). The shares of Special Common Stock represent 80.123% of the Special Common Stock. Bready has both sole voting and dispositive power with respect to these shares.

      Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of February 17, 1999. Under the provisions of the trust agreement governing such pension plans, the Issuer may instruct the Trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. Bready disclaims beneficial ownership of the shares held by such pension plans.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

      The Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to the Filed as Exhibits.
           Not applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1998

                                      Richard L. Bready


                               By:/s/ Richard L. Bready
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